

July 2, 2010

Andrew F. Jacobs
Chief Executive Officer
Capstead Mortgage Corporation
8401 North Central Expressway, Suite 800
Dallas, TX 75225

Re: **Capstead Mortgage Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Proxy Statement on Schedule 14A
Filed March 17, 2010
File No. 001-08896

Dear Mr. Jacobs:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

General

1.   Please note that the exhibit 13 page references in the Form 10-K do not correspond to the actual page numbers where the referenced disclosure is located. In future filings, please ensure that the page references are consistent. Please see Rule 12b-23(b). Additionally, Item 5. on page 3 incorporates by reference Item 11 for information regarding equity compensation plans. Item 11, however, also incorporates by reference to your 2010 definitive Proxy Statement. In future filings, please do not incorporate by reference information that is also incorporated by reference.

Residential Mortgage Investments, page 30

2.   Considering your operations are substantially dependent on your use of repurchase arrangements and similar borrowings, a thorough discussion of the operation and mechanics of such arrangements should be included. Such disclosure should include a discussion of interest, haircut, and margin provisions. Also, please tell us the difference between your average interest rate and average effective interest rate on repurchase agreements and clarify which rate is used in your yield/spread calculation. Please provide us with a sample of the requested disclosure and confirm that it will be included in future filings.

3.   Please clarify for us if all the agency securities disclosed here represent mortgages where the initial fixed rate period has expired. Please provide similar clarification in future filings, as applicable.

4.   Please tell us the portion of your agency securities that represent mortgages that adjust annually, semi-annually, and monthly, as such breakdown appears material to an understanding of the interest rate risk associated with your use of short term repo financings. Please confirm that you will provide similar disclosure in future filings, as applicable. Alternatively, please tell us how the average month to roll disclosure is sufficient in providing the noted understanding.

Financial Statements and Notes

Note 6 – Repurchase Arrangements and Similar Borrowings, Including Related Hedging Activity, page 13

5.   Clarify whether you account for your repurchase transactions as collateralized borrowings or as sales. To the extent such transactions are being accounted for as collateralized borrowings, for each of the quarters in the last two years, please provide us with a table showing the average amount of repurchase transactions outstanding during the quarter and the amount of these repurchase transactions outstanding as of the end of each quarter. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why. In future periodic filings we believe the inclusion of the information described above would be useful to investors and should be included.

Schedule 14A

Considerations for Nomination, page 13

6.   Please note that Item 407(c)(2)(vi) of Regulation S-K requires you to describe "whether, and if so how, the nominating committee (or the board) considers diversity in identifying nominees for director." Please tell us whether, and if so how, your

board or appropriate committee considers diversity in identifying nominees for director. Confirm that you will provide similar disclosure in future filings.

Executive Compensation, page 16

Compensation Discussion and Analysis, page 16

Analysis and Setting of Executive Compensation, page 17

7.   You disclose that Towers Watson noted to the compensation committee that compensation paid to your executive officers lagged the compensation of your peer companies and warranted adjustment because in 2008 you outperformed a majority of such companies based on total shareholder returns and total return on book value. Please tell us the figures that Towers Watson used to determine that you outperformed a majority of the peer companies and that the compensation paid lagged those of your peers. Please confirm that you will provide similar disclosure in future filings, as applicable.

Discussion of Components of Executive Compensation, page 19

Base Salaries, page 19

8.   You disclose that Towers Watson suggested that increasing the base salaries of the executive officers by 10% to 15% would help shrink the current pay differentials identified in their study. Please quantify for us the pay differentials noted by Towers Watson and decrease in pay differentials that resulted from the pay increase. Also, please provide us with the determination behind the decisions to provide increases averaging 10% and to double the amount of dividend equivalent rights held by each of the executive officers. Finally, we note your disclosure regarding dividend equivalent rights and the amounts of such rights granted to each named executive officer. Please explain in greater detail the concept of "dividend equivalent rights" and provide a dollar amount for each of the dividend equivalent right grants to your named executive officers. As applicable, please confirm that you will provide similar disclosure and clarification in future filings.

Annual Incentives, page 20

9.   Your discussion regarding your annual incentive formula and incentive pool calculation is difficult to understand. Please provide us with a clear discussion of these two concepts, specifically as they relate to the 2009 incentive pool calculation and the specific incentive amounts awarded to each of your named executive officers. Please confirm that you will provide similar disclosure in future filings, as applicable.

Long-Term Equity-Based Awards, page 21

10.   You disclose that the performance criteria related to your long-term equity-based awards are met if your three-year annualized return on average long-term investment

capital exceeds the performance threshold of the higher of the average 10-year U.S. Treasury rate plus 200 basis points or 8.0%. Please tell us how such performance criteria were chosen and whether such performance criteria were met. Also, please specifically discuss why each executive officer was granted the specific dollar amount of performance-based stock awards and how these amounts relate to the performance criteria. Please confirm that you will provide similar disclosure in future filings, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Phil Rothenberg, Attorney at (202) 551-3466, Duc Dang, Attorney at (202) 551-3386, Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3498 with any questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant